UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Vie Financial Group, Inc. (Name of Issuer)
Common Stock. Preferred Stock, Warrants (Title of Class of Securities)
92660P102 (CUSIP Number)
John W. Egan Not Applicable 4612 Pine Valley Dri ve Frisco, Tx 75034 214-882-8329 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 30, 2003 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 92660P102

1.	Names of Reporting Persons. John W. Egan I.R.S. Identification No. ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,000 Series G Preferred , 250,000 common, 2,500,000 warrants

	8.	Shared Voting Power

	9.	Sole Dispositive Power 2000 Series G Preferred, 250,000 common, 2,500,000 warrants

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,000 Series G Preferred (which converts to 37,530,474 common) 250,000 common, and 2,500,000 warrants (which converts to 2,500,000 common) which results in an beneficial ownership percentage of 5.47% over-all or l.53% on a fully diluted basis.

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 2000 Series G Preferred percent own is 12.2%, 250,000 common percent owned is 0.004%, 250,000 warrants is 7.0%

14.	Type of Reporting Person IN

The underlying transaction which resulted in this reporting requirement took place on 9/30/03 and resulted in adjusting the conversion rights of the Series G Preferred which was filed a a certificate of designation on 10/30/03 of which I was informed of on 11/4/03
2

Item 1. Security and Issuer

         250,000 shares of common stock, 2000 shares of Series G Preferred stock (which converts into 37,530,474 shares of common stock, and 2,500,000 warrants which convert into 2,500,000 shares of common stock. Vie Financial Group, Inc. 1835 Market Street, Suite 420, Philadelphia, Pa. 19103

Item 2. Identity and Background.

(a)	Name: John W. Egan

(b)	Residence or business address: 4612 Pine Valley Drive, Frisco, Tx. 75034

(c)	Present Principal Occupation or Employment: Executive Vice President, A. T. Kearney, Inc.,B1 1A 01, 5400 Legacy Drive, Plano, Texas 75024

(d)	Criminal Conviction: None

(e)	Court or Administrative Proceedings: None

(f)	Citizenship: United States

Item 3. Source and Amount of Funds or Other Consideration: Personal funds

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

investment
3
(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
Purchase of additional securities could occur if continued to be viewed favorably as an investment and disposition could occur if not viewed favorably as a continued investment.
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
none contemplated at this time
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
none contemplated at this time
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
I favor strenthening the Board of Directors, but have not specific plans at this time.
(e) Any material change in the present capitalization or dividend policy of the issuer;
None contemplated at this time
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

None contemplated at this time
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
None contemplated at this time
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

None contemplated at this time
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
None contemplated at this time
(j) Any action similar to any of those enumerated above.
None contemplated at this time

Item 5. Interest in Securities of the Issuer.

(a)	250,000 common shares 0.004%, 2,000 Series G Preferred Shares 12.2%;2,500,000 warrants 7.0%

(b)	100% of common, Series G Preferred, and warrants owned

(c)	None

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None.
4

Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2003
By:	/s/ John W. Egan John W. Egan

5